April 8, 2008

ATTENTION: Chris Crane
BBB Developments
Calle Crecensio Rejon Y Calle19 E2
Puerto Penasco, Sonora, Mexico 83550

Re: Proposed Los Corales Development Letter of Intent Joint Venture Agreement by and between Omega A&D LLC and BBB Developments Mexico S de RL De CV, A Mexican Corporation, the project consist of 308 Unit Development with 1-3 bedrooms and penthouse units located in Puerto Penasco, Mexico about one hour from Arizona, U.SA as the "Asset Holding"; more fully described in Exhibit A (the "Property")

This Letter of Intent Agreement sets forth the terms upon which Omega A&D LLC, ("Omega") and BBB Developments and/or its assignees, affiliates and agents ("BBB) shall for (the "Joint Venture") for the development of the Los Corales Condominium and Resort as a truly unique, luxury, exclusive, international destination condominium-hotel (308 units), and residence with couture retail (the "Development"). The Development will include top-tier, internationally renowned food and beverage operations, a world-class gym/spa and in the event of a hotel component, will be leased to "best-in-class" third party operators.

1. Joint Venture.

a. Member Interests. Omega and BBB Developments shall be the Managing Member of the Joint Venture. The Joint Venture shall be owned forty-five percent (45%) by Omega (the "Omega Interest") and fifty-five percent (55%) **BBB Developments Mexico** (the "BBB Interest").

b. The Term of Joint Venture: The Joint Venture Agreement will terminated upon the last condominium sale and net profit distribution payments to Omega from the execute date, and or a mutual consent by both parties is agreed upon.

c. BBB Developments Mexico Role. BBB is primarily responsible for supplying the property described herein as the "Asset Holdings" for the Joint Venture. This is not limited to, but including the following items which also require Omega's consent:

(i) Issuing of the requisite zoning and approvals, including building permits and entitlements; negotiations of right of way and easements for the Asset Holdings of the Joint Venture.

(ii) Completion of final project design and preparation of construction drawings by architect.

(iii) Issuing of the necessary gaming license for the development and exclusivity of all gaming license for future development sites of the Joint Venture.

(iv) The formation of the Mexican Company and or a Special Purpose Entity on behalf of the Joint Venture, and the allocation of the property describe herein as the "Asset Holdings" into Joint Venture

(v) This "Asset Holding" for the Joint Venture will be non-transferable or assignable without consent of Omega and BBB per the terms of the final Joint Venture Agreement (to be determined)

(vi) General contractor agreements and bidding and agreements with subcontractors;

(vii) Agreement with a project manager to be designated by BBB with consent from Omega;

(viii) The engagement of a Legal Counsel for the Joint Venture including but limited to the payment of all fees, retainers, and commission if applicable.

(ix) The engagement of an Accounting firm for book keeping and auditing services for future and present "Asset Holdings."

(x) Development of beach front areas of the property(s) with the allocation of sands is necessary for future sites to be determined by the Joint Venture.

(xi) Leasing and or sale of retail, commercial office space; and, residential lots and units.

d. Omega's Role. Omega shall be primarily responsible for all construction and related infrastructure and development activities cost, as per the Business Plan and Budget. These are not limited to, but include the following items which also require BBB's consent:

(i) Branding/flagging of the Development,

(ii) Negotiations and final approval of any hotel operations and Flag agreement.

(iii) Branding will also include both the Omega and BBB company names.

e. Capital Contributions. Omega shall contribute 100% or cause the contribution of the Development costs pursuant to the Business Plan and Budget.

f. Guarantees. Omega shall be obligated to or cause to execute any and all required guarantees/indemnities including but not limited to completion guarantees and those required for Financing (the "Guarantees'). BBB shall not be responsible for signing of any guarantees or indemnities including in connection with the financing, and shall not be required to incur any personal or recourse liability whatsoever. In the event third parties shall provide the required Guarantees, the total fee paid to all the third parties less than or equal to the one percent (1%) of Development costs as per the Budget shall be assumed by the Joint Venture. Any portion of the fee exceeding the above amount shall be solely paid by Omega.

g. Distributions. Distributions by the Joint Venture shall be made in the following order of priority:

(i) First, Omega pro-rata, until their respective capital accounts are reduced to zero;

(ii) Then, pro rata forty-five percent (45%) to Omega and fifty-five (55%) to BBB.

(iii) In the event upon the completion of the development and the sell out of all condominiums are not completed, Omega shall receive fifty percent (50%) of the condo-hotel net profits until the capital accounts are reduced to zero described in this section (i), and once repaid the pro rata distribution of profits shall then remain as described herein this section (ii)

h. Assignment. BBB and Omega shall NOT be entitled to assign a non-controlling or controlling interest in Joint Venture., However, a request must be made in writing for any assignment or transfer of a controlling interest in the Joint Venture, and shall require unanimous consent.

i. Special Carve Out:

(i) Units 1901 and 1902 are personal units by the principals of BBB Developments and will be allocated to them, these 2 units will not be part of the joint venture they will be sole property of the principals of BBB Developments, Chris Crane and Anthony Pentz.

(ii) The commercial profits as outlined in the gross profit sheet will be what is used for the sale of the commercial spaces within the development. The figure outlines what value will be used as the value for sale within the joint venture. The commercial space will be purchased by BBB Developments at the stated amount and owned 100% by BBB Developments. Of the amount stated in the gross profit

for the commercial Omega will receive 45% of the amount. The commercial space includes but is not limited to all restaurants, clubs, bars, shops, and any other commercial building within the development.

(iii) Liberty Properties has been contracted as the sales and marketing entity to sell the remaining units at Los Corales as per the agreement between them and BBB Developments.

(iv) Omega will not cause or create any delays to BBB Developments, the general contractor, or sub contractors in receiving funds.

(v) Within the project there will be unsalable space such as but not limited to: closets, maintenance space, parking, maid quarters, storage, etc. This space will be common property and will be owned by BBB Developments and or the HOA.

(vi) Approval Rights. In addition to the items in Paragraph (c) above, BBB shall make certain major decisions of the Joint Venture with approval from Omega, which major decisions shall include, but not be limited to, the following:

(vii) Naming of Condominium Development;

(viii) The engagement of architect and development of architectural plans and changes to design for the development site and or sites

(ix) Any merger, consolidation or reorganization of the Joint Venture, or the sale of all or substantially all of such entity's assets prior to consent of Mexican Government

(x) The incurrence of any additional debt, other than trade payables incurred in the ordinary course of business in an amount no greater than $1,000,000 in the aggregate;

(xi) The acquisition of any additional assets not directly related to the Property and/or the Development, or otherwise involving the Joint Venture in activities unrelated to the Development and/or the Property.

2. Assign ability. This Letter Agreement may not be assigned by either party unless such party first receives the other party's prior written consent, which consent may be withheld in such other party's sole and absolute discretion.

3. Formal Joint Venture Agreement. The parties will use their good faith efforts to negotiate a formal Joint Venture Agreement (the "Joint Venture Agreement"), which shall incorporate the terms of this LOI Agreement and such other provisions as are agreed to between the parties. The Business Plan and Budget approved by both Omega and BBB will be attached to the Joint Venture Agreement. Omega shall use commercially reasonable efforts to provide BBB with an initial draft of the proposed the Joint Venture Agreement, which shall be prepared

by Omega's counsel, within fifteen (15) business days from the last parties' execution and delivery of this LOI Agreement. Omega shall have the right to terminate this LOI Agreement at its option if a formal Joint Venture is not executed and delivered by April 30th 2008 or such later date as may be approved by Omega in writing. In the event of such termination, except as expressly provided herein, the parties shall have no further liability or responsibility to each other whatsoever hereunder.

4. Binding Letter Agreement. The parties acknowledge that the terms and conditions of this Letter Agreement shall be binding upon the parties hereto.

6. No Shop Provisions. From and after the date of this Letter Agreement and until the termination of this Letter Agreement, Omega agrees that it shall not: (a) initiate, enter into discussion or negotiations with third parties, or respond to solicitations from third parties (other than to advise them that they are not interested in pursuing discussions at such time), with respect to the purchase and/or Development of the Property (or any portions thereof), or (b) enter into any agreement or letter or memorandum of understanding (whether binding or not) with respect to the purchase and /or Development of the Property (or any portions thereof). This section does not pertain to existing investment contacts relating to section 1(d) of this Letter Agreement.

7. Miscellaneous. A facsimile copy of this Letter of Intent Agreement and any addendums and any signatures hereon shall be considered for all purposes herein as originals. Two executed original copies of this Letter Agreement shall be provided by Omega to BBB after execution by Omega, and BBB shall return one fully executed original to Omega after execution by BBB. If this Letter of Intent Agreement has not been accepted and executed by Omega and returned to BBB by close of business on April 11th 2008, then this LOI Agreement shall be void and of no further force or effect.

8. Legal Fees and Costs. In the event of a breach of this Letter Agreement, the prevailing party shall be entitled to reasonable attorneys' fees and costs resulting from arbitration, trial level litigation, and reasonable attorneys' fees and costs on appeal. The provisions of this paragraph shall survive the closing of the transactions contemplated herein or the termination of this Letter Agreement.

9. Dispute Resolution.

a. If there is a dispute between BBB and Omega under the Agreement or Joint Venture Agreement, such dispute shall be determined by arbitration in The City of Miami in accordance with the following provisions: Within five (5) business days next following the giving of any notice by Omega or BBB to the other stating that it wishes such dispute to be so determined, Omega and BBB each shall give notice to the other setting forth the name and address of an arbitrator designated by the party giving such notice. If either party shall fail to give notice of such designation within said five (5) business days, then the arbitrator chosen by the other side shall make the determination alone in accordance with the rules of the American Arbitration Association (or any organization successor thereto). If two arbitrators have been designated, such arbitrators shall designate a third arbitrator. If the two arbitrators shall fail to agree upon the designation of a third arbitrator within five (5) business days of the designation of

the second arbitrator, then either party may apply to the American Arbitration Association or to any successor thereto, for the designation of such arbitrator. All arbitrators shall be persons who shall have had at least fifteen (15) years continuous experience in the business of real estate or in the legal profession with a specialization in real estate law in the country of BBB. The three arbitrators shall conduct such hearings as they deem appropriate, making their determination in writing, and shall give notice to Omega and BBB of their determination as soon as practicable, and, if possible, within five (5) business days of the designation of the third arbitrator but in no event later than ten (10) business days after such designation; the concurrence of any two of said arbitrators shall be final and binding upon Omega and BBB, or, in the event no two of the arbitrators shall render a concurrent determination, then the determination of the third arbitrator designated shall be final and binding upon Omega and BBB.

b. The arbitrators shall determine which party shall be deemed to be the "prevailing party." The non-prevailing party shall be obligated and agrees to pay all of the fees and expenses of the arbitrators and to reimburse the prevailing party for all of the legal fees, costs and expenses (including any fees previously remitted to the arbitrators) incurred by the prevailing party in connection with the subject dispute and the resolution of the subject dispute. All such payments shall be made within ten (10) days of demand therefore, after the determination of the arbitrators has been reached.

10. Governing Law. This LOI Agreement shall be construed and governed in accordance with the laws of the State of Florida and/or international jurisdiction.

11. Time is of the Essence. Time is of the essence with respect to this LOI Agreement. The provisions of this paragraph shall survive the closing or the termination of this LOI Agreement.

12. Integration. This LOI Agreement constitutes the entire understanding and Agreement by the parties hereto with respect to the subject matter hereof, and supercedes any and all prior understandings, agreements or communications between the parties hereto with respect to the subject matter hereof.

13. Notices. Copies of all notices sent by Omega to BBB pursuant to this Letter Agreement shall be sent to the BBB Developments, 2152 McCulloch #A, Lake Havasu, AZ 86403 and/or Calle Crecensio Rejon Calle 19 E2, BBB. Attention: Legal Department, and copies of all notices sent by BBB to Omega pursuant to this Letter of Intent Agreement shall be sent to: Omega Commercial Finance, Inc., Attention: Jon S. Cummings, 200 South Biscayne Blvd. Suite 4450, Miami, Florida.

BBB Developments Mexico S de RL De CV:	**Omega Commercial Finance.**
By:	By:
By: Chris Crane	By: Jon S. Cummings IV
Its: President	Its: President

EXHIBIT A

LEGAL DESCRIPTION

JC